HCM II Acquisition Corp.

100 First Stamford Place, Suite 330

Stamford, CT 06902

Terrestrial Energy Inc.

2730 W. Tyvola Road, Suite 100

Charlotte, NC 28217

VIA EDGAR

July 17, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eiko Yaoita Pyles Hugh West Sarah Sidwell Jennifer Angelini

Re:	HCM II Acquisition Corp.
Draft Registration Statement on Form S-4
Submitted on May 30, 2025
CIK No. 0002019804

Ladies and Gentlemen:

Terrestrial Energy (the “Company”) and HCM II Acquisition Corp. (“HCM II” and collectively with the Company, “we,” “our” or “us”) hereby transmit our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 26, 2025, regarding the Draft Registration Statement on Form S-4 (the “Registration Statement”) confidentially submitted to the Commission on May 30, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with our response. In response to the Staff’s comments, we are filing via Edgar a revised Registration Statement simultaneously with the submission of this response letter.

Draft Registration Statement on Form S-4

Cover Page

1.	Please state the amount of all compensation received or to be received by the Sponsor, its affiliates, and promotors on the cover page. In this regard, we note references elsewhere to compensation to be received by Shawn Matthews and the independent directors (e.g., page 13). Refer to Item 1604(a)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on the cover page to address the Staff’s comment.

2.	Please briefly describe any material financing transactions that have occurred since the initial public offering. In this regard, we note references elsewhere to (i) a $2,500,000 convertible promissory note issued to the Sponsor and (ii) working capital loans and advances by the Sponsor and HCM II’s officers and directors. Additionally revise your summary to discuss material terms of such financing transactions. Please refer to Items 1604(a)(2) and 1604(b)(5) of Regulation S-K. File the promissory note and working capital loan agreement as exhibits to your registration statement, or advise. Include relevant information within your compensation disclosures.

Response: We acknowledge the Staff’s comment on material financing transactions and have revised the disclosure on the cover page to address the Staff’s comment.

Questions and Answers for Shareholders of HCM II

Q. What equity stake will current HCM II shareholders and Terrestrial Stockholders hold...?,

page xviii

3.	Please revise to explain the terms “Terrestrial Energy Shareholders” and “Terrestrial Energy Debt Holders.” Revised disclosure should clarify how Terrestrial options, units, warrants, notes, and other outstanding securities are reflected for ownership purposes (non-diluted and fully-diluted) and quantify underlying shares, identifying any needed assumptions. In this regard, we note disclosure on page 255 that units issued in the 2024 bridge financing will receive additional shares based on the trading price following the lock-up period. Please also clarify how shares issuable in connection with the recapitalization are treated for ownership purposes throughout. Discuss the call options referenced on page F-64 in an appropriate section, including the related person transactions section as applicable.

Response: We acknowledge the Staff’s comment and have revised the tabular disclosure in the Q&A on pages xviii, xix, 17, 18, 21 and 58 to address the Staff’s comment, including to use the terms “Terrestrial Energy Stockholders” and “Holders of Terrestrial Convertible Notes” to align with the terms already defined in the Registration Statement.

Q. Why is HCM II proposing the Domestication?, page xix

4.	We note that the Sponsor and independent directors hold 100% of the outstanding HCM II Class B Ordinary Shares, and that only holders of the HCM II Class B Ordinary Shares may vote in connection with the Domestication Proposal. If approval of the Domestication Proposal is assured, revise to state so specifically and to highlight that for investors.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page xx to address the Staff’s comment.

Q. What conditions must be satisfied to complete the Business Combination?, page xxvi

5.	We note the closing condition that the waiting period with the U.S. Nuclear Regulatory Commission (NRC) has expired or has been terminated, but also disclosure on page 127 that the parties are not aware of any material regulatory approvals or actions required for completion of the business combination, other than the antitrust filing and waiting period. Please revise to clearly disclose whether or not an NRC filing and/or waiting period is required for the business combination. Additionally revise your disclosure to clearly identify all material closing conditions (revising the reference to “certain”) and to indicate which may be waived.

Response: We respectfully advise the Staff that no NRC filing and/or waiting period is required in connection with the consummation of the Business Combination. We have revised the disclosure on the cover page as well as pages 37 – 39 and 125 to address the Staff’s comment.

Q. Who is the Sponsor?, page xxx

6.	We note disclosure that the Sponsor is controlled by Shawn Matthews, and that Mr. Matthews has economic interests of 51.3% in the Founder Shares and 18.1% in the Private Placement Warrants held by the Sponsor. Please revise to disclose that the non-managing sponsor investors hold the remaining economic interests, if true, and revise or explain your disclosure that “No other person has a direct or indirect material interest in the Sponsor.” Refer to Item 1603(a)(7) of Regulation S-K. Additionally disclose whether Mr. Matthews has sole management (including voting) control of the Sponsor. Reconcile disclosure here that, “Each other director and officer of HCM II have economic interests in the Founder Shares and/or Private Placement Warrants held by the Sponsor,” with disclosure on page 10 that, “No other director or officer of HCM II has economic interests in the Founder Shares/Private Placement Warrants.”

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xxxi and xxxii to address the Staff’s comment.

7.	We note disclosure that “HCM II’s management believes MRNO represents a high-quality, public-ready company with an attractive valuation” and “HCM I supported the HCM II transaction with extensive due diligence, significant investor outreach and comprehensive planning.” Please revise to clarify the relevance of the prior SPAC and target to this current transaction. To the extent that HCM I has involvement in the current transaction, provide disclosure in the related person transactions section and elsewhere as appropriate. We further note that a Form S-1 has been filed for HCM III’s initial public offering; please update this section accordingly.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page xxxii to address the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 1

8.	Please revise the diagram on page 3 to separately show the ownership of the Sponsor, other inside shareholders, and public shareholders. Additionally show the PIPE shareholders.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 2 and 3 to address the Staff’s comment.

Quorum and Vote of HCM II Shareholders, page 8

9.	Please revise to disclose the percentage of shares held by public shareholders that is required to approve each proposal, clearly stating if none is required. In this regard, we note that 37.5% of Public Shares are required for the Business Combination Proposal, but percentages are not disclosed for other proposals. We also note disclosure that, “If only the minimum number of shares representing a quorum are voted, no additional shares would need to be voted in favor;” please revise to clearly state the percentage of public shareholders needed to establish a quorum and whether any public shareholders are required to vote in favor.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 10 and 11 to address the Staff’s comment.

Certain Interests of HCM II’s Directors and Officers..., page 10

10.	Please provide a brief summary of the conflicts of interest of the target company officers and directors and unaffiliated security holders. Please refer to Item 1604(b)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 15 – 16 as well as on pages 143 – 145 to address the Staff’s comment.

11.	We note disclosure that, since shares and warrants will be subject to lock-up restrictions, you believe such securities have less value. Please remove or revise to more fully explain whether and how transfer restrictions affect value, including whether the end of the lock-up period would restore full value.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 13 to address the Staff’s comment.

Compensation Received by the Sponsor..., page 13

12.	Please revise the compensation table to include Mr. Matthews’ appointment as a New Terrestrial director, and additionally discuss this directorship on page 124. Specifically discuss the New Equity Incentive Plan here and/or on page 12 as appropriate; in this regard we note disclosure on page 147 regarding New Terrestrial management’s personal interest in the Plan. Quantify the New Terrestrial shares issuable to Mr. Matthews upon (i) conversion of the $4,000,000 Terrestrial Convertible Notes and (ii) exercise of the 40,000 Terrestrial Warrants, identifying any necessary assumptions. Disclose the convertible promissory note issued to the Sponsor, and quantify the outstanding working capital loans and reimbursable expenses as of the date of the proxy statement/prospectus, consistent with disclosures elsewhere (e.g., pages 33, 215). Quantify amounts payable to sponsor under the administrative services agreement, and clarify whether these are included within “reimbursable expenses.”

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xxxi, 13, 16, 17, 137 and 152 to address the Staff’s comment.

Dilution to HCM II’s Shareholders, page 15

13.	Please address the following as it relates to your dilution disclosures:

●	Update the dilution table to reflect the information as of March 31, 2025 or the most recent balance sheet date of HCM II included in the filing.

●	Revise the net tangible book value, as adjusted, amounts to reflect the payment of deferred underwriting fees upon closing of the business combination.

●	Revise to reflect the forward purchase agreement, including potential impact of the forward purchases on Dilution calculations, if any.

Response: We acknowledge the Staff’s comment and have updated the dilution table on pages 19 and 20 to reflect the information as of March 31, 2025.

We respectively advise the Staff that the deferred underwriting fees has already been accrued in HCM II’s historical balance sheet as a liability. Upon consummation of the Business Combination, the payment of the deferred underwriting fees will result in a corresponding reduction of cash and liabilities. As such, the transaction will have no net impact on the net tangible book value as adjusted. Accordingly, we believe no revision is required to the pro forma net tangible book value presented in the table.

We respectively advise the Staff that the 5,000,000 shares subject to the forward purchase agreement are presented in the PIPE shares line in the table. As such, the impact of the forward purchase agreement has already been reflected in the dilution calculations, and no further revision is necessary.

14.	We note disclosure on page 77 that the Sponsor may convert working capital loans into 1,500,000 Warrants. Please discuss, by footnote or otherwise, the contingent issuance of such Warrants and potential dilutive effects thereof.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 19-23 to address the Staff’s comment.

Background and Material Terms of the Business Combination, page 18

15.	Please provide a summary of the material terms of the business combination. Please refer to Item 1604(b)(1) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have added the disclosure on pages 23-41 to address the Staff’s comment.

Summary Risk Factors

Risks Related to HCM II and the Business Combination, page 22

16.	We note disclosure that the business combination is subject to the closing conditions that HCM II have at least $5,000,0001 in net tangible assets and $150,000,000 in available cash (e.g., page 174). Please include risk factor disclosure regarding these closing conditions, including the impact on public shareholders in the event redemptions cause such conditions (and the separate $75,000,000 million PIPE closing condition) not to be met. Expand the risk factor on pages 46-47 to additionally discuss the consequences and related risks to public shareholders.

Response: We acknowledge the Staff’s comment and have (i) added a risk factor on page 45 and (ii) revised the disclosure on pages 68 and 70 to address the Staff’s comment.

Risks Related to Our Business and Industry, page 23

17.	Please revise to specifically disclose whether you are required to obtain NRC approval of the Integral Molten Salt Reactor (IMSR) and discuss the consequences and related risks if such approval is not obtained. Revise disclosure on page 55 to clarify the regulatory status of your IMSR design (and/or its key components) compared with the other developers’ designs disclosed to be in “preapplication review with the NRC.” In this regard, we note disclosure on page 70 that appears to indicate you are not yet in “formal application review” and on page 229 that refers to a “pre-application phase.”

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 47, 48, 91, 92, 262 and 263 to address the Staff’s comment.

Risk Factors

HCM II’s shareholders will experience dilution..., page 36

18.	Please expand your disclosure to more fully discuss the effects of dilution on nonredeeming public shareholders, for instance under the maximum contractual redemption scenario.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 58 and 59 to address the Staff’s comment.

The Warrant Agreement designates the courts..., page 48

19.	We note that the exclusive forum provision in the warrant agreement applies to Securities Act claims. Please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules or regulations thereunder. Include analogous disclosure on page 78 in relation to New Terrestrial’s certificate of incorporation, which provides the federal district courts will be the exclusive forum for Securities Act and Exchange Act claims.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 71 and 100 to address the Staff’s comment.

Customers may rescind or back out of non-binding agreements..., page 55

20.	We note media reports dated February 2025 that Terrestrial Energy and three other small nuclear reactor developers have signed agreements with Texas A&M. Please update your disclosure that no binding agreement has been signed with Texas A&M or advise.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the February 2025 media reports refer to a Memorandum of Understanding between Terrestrial Energy and Texas A&M and not a definitive substantive agreement. While certain media reports may have used imprecise language, Terrestrial Energy’s own February 4, 2025 press release does not refer to an “agreement” or “contract” with Texas A&M. While the substantive provisions of the Memorandum of Understanding are expressly non-binding, there are certain binding provisions regarding confidentiality, joint announcement, each party bearing its own expenses and similar general matters. We have accordingly revised the referenced risk factor on page 77 to address the Staff’s comment.

Our ability to procure a stable nuclear fuel supply is reliant on a limited number of fuel vendors..., page 55

21.	We note your disclosure that you are dependent on a few suppliers to provide raw materials. Please expand your disclosure to describe the material terms of your longterm supply agreement and file any material supply or manufacturing agreements as exhibits to the registration statement. Please also disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Response: In response to the Staff’s comment, we have revised the risk factor on page 83 to clarify that alternative suppliers are available but use of such suppliers are subject to the risks set forth therein. We respectfully advise the Staff that, although Terrestrial Energy does rely on a limited number of suppliers for certain materials and supplied components, these supply agreements are made in the ordinary course, and Terrestrial Energy’s business is not substantially dependent on any individual supply agreement. Further, Terrestrial Energy has not to date experienced any disruptions as a result of relying on these suppliers. Accordingly, as none of Terrestrial Energy’s supply agreements are material in amount or significant under Item 601(b)(10) of Regulation S-K, such agreements have not been filed with the Registration Statement.

We are part of the nuclear power industry, which is highly regulated..., page 68

22.	We note disclosure that NRC review of your IMSR fuel salt and IMSR plant may be longer/prolonged and more extensive, due to their novel nature. Please revise this and following risk factors as appropriate to clearly disclose the current status of your NRC review, future steps, expected timing, and specific related risks. Provide analogous information with respect to any other regulatory reviews you are undertaking.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 91, 92, 262 and 263 to address the Staff’s comment.

The Business Combination Proposal, page 87

23.	State whether or not a majority of the directors (or members of similar governing body) who are not employees of HCM II has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de- SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Please refer to Item 1606(d) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 109 to address the Staff’s comment.

Background of the Business Combination, page 108

24.	We note disclosure regarding multiple drafts of the business combination agreement. Please revise to describe negotiations relating to material terms of the transaction, including but not limited to structure, consideration, equity financing, and continuing employment or involvement for any persons affiliated with the SPAC before the merger. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues (including proposals and counter-proposals), and how you reached agreement on the final terms.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 134-138 to address the Staff’s comment.

25.	We note disclosure on page 111 regarding Mr. Matthews’ purchase, in a personal capacity, of $40,000,000 in Terrestrial Convertible Notes. Please expand to discuss the material terms and conditions of these notes. Additionally discuss Mr. Matthews’ acquisition of 40,000 Terrestrial Warrants, including their material terms and conditions. Reconcile disclosure on page 124 which refers to the issuance of a single Terrestrial Warrant to purchase up to 40,000 Terrestrial Class A Units.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 137 and 152 to address the Staff’s comment.

26.	Please revise to include any discussions about the need to obtain additional financing for the combined company, such as the PIPE transaction, and the negotiation and marketing processes. Without limitation, disclose (i) who selected the potential PIPE investors, (ii) what relationships PIPE investors have to HCM II, the Sponsor, Terrestrial, the placement agent, and/or their respective affiliates, (iii) how terms of the PIPE transaction were determined, and (iv) whether there were any valuations or other material information about HCM II, Terrestrial, or the business combination provided to PIPE investors that have not been disclosed publicly. If the Sponsor made any payments in connection with additional financing, provide the disclosure required by Item 1605(b)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 137 and 138 to address the Staff’s comment.

The HCM II Board’s Reasons for the Approval of the Business Combination, page 112

27.	We note disclosure that the HCM II Board concluded the Business Combination met its evaluation criteria, and that the unit economics criteria states, “We will focus on one or more businesses that have established and growing revenue streams. We do not intend to acquire startup companies, companies with speculative business plans, or companies that are excessively leveraged.” Please include disclosure that indicates how the HCM II Board considered this criteria and determined it was met in light of Terrestrial’s revenues, solely derived from pre-construction engineering services to date, and developmental stage, including regulatory and financing contingencies.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 139 and 140 to address the Staff’s comment.

Summary of HCM II Financial Analysis, page 120

28.	We note disclosure that Terrestrial’s management provided financial projections that HCM II management considered in approving the business combination, yet these do not appear to be included in the registration statement. Please include these projections and disclosure required by Item 1609 of Regulation S-K or advise. Also ensure your disclosure explains clearly when the projections were generated, who generated them, when they were provided, how they were used and relate to the merger consideration and/or valuations of the target company and whether, and if so how, they relate to the board’s conclusion regarding the fairness of the consideration and advisability of the transaction.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 149 to address the Staff’s comment.

29.	We note your disclosure that “HCM II Management compared certain publicly available financial information for select transactions and corresponding information for Terrestrial, pro forma for the Transaction,” yet the information for Terrestrial and pro forma information is not included. Please revise the table on page 22 to include such information, or advise. Additionally identify the date that the Materials were prepared, all material assumptions underlying the estimated information, and any material factors that may affect such assumptions.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 150 to address the Staff’s comment.

Benefits and Detriments of the Business Combination, page 123

30.	Please describe the benefits and detriments of the business combination and related financing transaction to Terrestrial and its affiliates. See Item 1605(c) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 152 and 153 to address the Staff’s comment.

Unaudited Prospective Unit Economics Information, page 124

31.	Please revise to disclose all material assumptions underlying the unit economics and any material factors that may affect such assumptions. Revised disclosure should address, without limitation, the estimates and assumptions referenced on pages 56 and 126. Additionally disclose whether or not Terrestrial has affirmed to HCM II that the unit economics and other estimates reflect the view of Terrestrial’s management or board as of the most recent practicable date. Revise as appropriate disclosure that, “The inclusion of the Unit Economics . . . should not be regarded as an indication that HCM II, the HCM II Board, Terrestrial, the Terrestrial Board or their respective affiliates, advisors or other representatives considered, or now considers, such Unit Economics necessarily to be predictive of actual future results.” Refer to Items 1609(b) and 1609(c) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 153-155 to address the Staff’s comment.

32.	We note disclosure that, “No person has made or makes any representation or warranty to any HCM II shareholder regarding the information included in the Unit Economics.” This statement appears to imply a disclaimer of responsibility for this information. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 154 to address the Staff’s comment.

The Stock Issuance Proposal, page 135

33.	Unless the PIPE financing closing condition cannot be waived, shareholders should be afforded the opportunity to vote separately on the issuance of shares in connection with the business combination and the PIPE financing. Please separate each into its own proposal for shareholder approval, or clarify that the business combination will not occur unless the PIPE financing is consummated.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 164-165 to address the Staff’s comment.

U.S. Federal Income Tax Considerations..., page 153

34.	We note disclosure on pages 154 and 171 that your respective counsel expect to deliver opinions that the domestication “should” qualify as an F Reorganization and the merger “should” qualify as a Section 368(a) reorganization. Please revise your disclosure to explain why counsel cannot give a “will” opinion and to describe the degree of uncertainty in the opinion. Ensure revised disclosure clearly addresses the material tax consequences of the domestication and business combination. Additionally revise references to “certain” tax consequences or considerations throughout. Refer to Sections III.C.1 and III.C.4 of Staff Legal Bulletin 19. Please also revise the legal matters section to include a reference to the tax opinions.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 183 and 200 to address the Staff’s comment with respect to counsels’ ability to give a “will” opinion. We have further revised references to “certain” tax consequences throughout and have revised the “Legal Matters” section to include references to the tax opinions.

Description of the Business Combination, page 177

35.	We note that Terrestrial Energy Convertible Noteholders are entitled to a contingent value right to receive additional shares of New Terrestrial Common Shares in the event that the volume weighed average price of the New Terrestrial Common Stock for the 20 trading days beginning on the trading day immediately following expiration of the lock-up period contemplated by the applicable Terrestrial Energy Convertible Note is less than 75% of the Redemption Price. Please tell us how you have accounted for these rights and what consideration you gave to reflect it in your pro forma information.

Response: We acknowledge the Staff’s comment and advise the Staff that the contingent value rights (“CVRs”) associated with the Terrestrial Convertible Notes represent a potential obligation for New Terrestrial Energy to issue additional shares of common stock if the volume-weighted average price (“VWAP”) of the New Terrestrial Common Shares over a defined 20-trading-day period post-lock-up falls below 75% of the Redemption Price.  The CVRs do not meet the liability classification requirements listed within ASC 480. We evaluated the terms of the CVRs under ASC 815 and ASC 820 and concluded that they are expected to be equity-classified under ASC 815-40, as they are indexed to the issuer’s own equity and do not require cash settlement.

If the contingent event were to be achieved, the combined company would issue additional New Terrestrial Common Stock, thereby resulting in an adjustment from Additional paid-in capital to Common Stock and Additional paid-in capital. As a result, the accounting for the CVR is determined to have zero net effect on total equity within the historical condensed combined balance sheet as of March 31, 2025. Accordingly, the CVRs are not reflected in the unaudited pro forma condensed combined financial statements because they do not have a material impact on the pro forma financial position or results of operations.

Unaudited Pro Forma Condense Combined Financial Information, page 177

36.	Your disclosure on page F-69 states that in February 2025, the Company completed another closing of the 2024 Bridge Round Offering and raised additional units totaling $10,985,000. Please revise to reflect this transaction and conversion of the new notes in your pro forma financial information.

Response: We respectively advise the Staff that these transactions have been reflected, and disclosure of such inclusion has been added to page 209.

37.	Please revise to clarify whether you assumed the shareholders’ approval and gave effect to the completion of the ExchangeCo Recapitalization in your pro forma. If you did, please revise to disclose the basis for reflecting the transaction as a probable transaction for inclusion in the pro forma financial statements and explain how you accounted for the Recapitalization. Refer to Article 11 of Regulation S-X.

Response: We respectively advise the Staff that the pro forma financial statements assume the shareholders’ approval and completion of the ExchangeCo Recapitalization. However, we respectfully note that no incremental adjustment is necessary in the pro forma financial statements for such.

As defined in the Business Combination Agreement, the ExchangeCo Recapitalization is a discretionary, structural mechanism designed solely to facilitate post-closing exchange mechanics for holders of Exchangeable Shares. The total number of shares to be issued to all shareholders of Terrestrial Energy – including holders of Exchangeable Shares – remain fixed. Whether these shares are exchanged into Terrestrial Energy equity prior to Closing or become exchangeable into New Terrestrial Energy equity, the pro forma capitalization remains unchanged. Accordingly, the ExchangeCo Recapitalization does not affect the total consideration or ownership structure reflected in the pro forma presentation, and no incremental pro forma adjustment is required.

In response to the Staff’s comment, we revised the disclosure on page 209 to clarify that the occurrence of ExchangeCo Recapitalization has been assumed for purposes of the pro forma presentation.

38.	Please revise to clarify how the ownership interests held by ExchangeCo shareholders are reflected in the ownership levels of Terrestrial prior to and New Terrestrial Energy immediately following the Business Combination (e.g., table presented on page 180).

Response: We acknowledge the Staff’s comment and have added a note under the ownership table on page 209 to reflect how the ownership interests held by ExchangeCo shareholders are reflected in the ownership levels of Terrestrial Energy prior to the Business Combination, and the shares held by ExchangeCo shareholders and their ownership in New Terrestrial Energy immediately following the Business Combination.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Adjustment (E), page 184

39.	You state that adjustment (E) was recorded to give effect to the issuance of 92,500,000 New Terrestrial Common Shares to the existing stockholder of Terrestrial Energy. However, the table disclosed on page 180 appears to indicate that that 63,432,312 shares were issued to those shareholders. Further, page xviii appears to indicate that the 92,500,000 shares includes 11,020,661 shares underlying the Terrestrial Energy Warrants and18,047,027 shares underlying the Terrestrial Energy Options. Please revise to correct the inconsistencies.

Response: We acknowledge the Staff’s comment and have revised the description of adjustment (F) on page 213 to address the Staff’s comment.

Information About HCM II, page 189

40.	Please update information throughout this section, the related person transactions section, and elsewhere as appropriate. Additionally revise generalized information to reflect the current business combination; for instance, and without limitation, with respect to stockholder approval (page 190), due diligence review (page 192), and management (page 195). Reconcile disclosure that your board has seven directors with the table identifying five directors and biographical discussion of six directors (Cf. pages 204-06). Clarify disclosure that you have not commenced “any operations” (page 190) in light of disclosure referring to cash used in operating activities and operating costs (e.g., page 215).

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 190, 192, 195 and 215 to address the Staff’s comment.

41.	Please disclose material terms and conditions of the forward purchase agreement HCM II entered into on March 26, 2025, per disclosure on page F-12. Additionally provide your analysis demonstrating how this agreement complies with Rule 14e-5.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 222 and F-12 to address the Staff’s comment.

42.	We note that Shawn Matthews is identified as the founder and Chief Executive Officer of Hondius Energy, and Steven Bischoff is identified as its Chief Operating Officer, in the investor presentation filed with HCM II’s Form 8-K on March 26, 2025. Please revise the biographies in the registration statement to include this information and a description of Hondius Energy.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 220 and 235 to address the Staff’s comment.

Information About Terrestrial Energy, page 218

43.	Please revise the overview of your business to provide a more balanced discussion of your company and products. Balance the discussion of your strengths with an equally prominent discussion of your weaknesses, including that you have a history of operating losses, negative cash flows, and accumulated deficits and your auditor has expressed substantial doubt about your ability to continue as a going concern. Additionally highlight that initial commercialization of your ISMR [sic] technology is contingent upon successful development and regulatory approval, is not expected until 2034 at the earliest, and will require extensive capital investments ($1.2-$1.5 billion for the Nth commercial plant scenario, and higher for earlier-stage plants).

Response: We have revised the overview of the business of Terrestrial Energy to provide a more balanced discussion on pages 249-253. Among other things, we expressly noted on page 250 that commercialization of the IMSR Plant is subject to applicable regulatory approvals. We have also provided additional disclosure on page 253 referencing negative factors and provided appropriate cross-references to more extensive disclosure on such matters. The financial matters identified in the Staff’s second sentence of the comment are prominently and extensively addressed in MD&A and the financial statements, as well as Risk Factors. We understand that it is sufficient to just include such disclosure in such sections due to the Commission’s revision to the requirements of Item 101 of Regulation S-K to reduce duplicative disclosure. In particular, the Adopting Release expressly notes the benefits to investors and registrants of reducing disclosure that is duplicative of Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) and the in financial statements provided in accordance with Regulation S-X.

44.	Please clearly identify your business operations and products, current and planned. In this regard, we note disclosure elsewhere that you will not directly manufacture or operate IMSR plants, but will manufacture the IMSR core-unit and supply IMSR fuel salt (pages 59, 61). Without limitation, revised disclosure should discuss the Stillwater Facility and Round Top Project referenced on page 115. Clarify the meaning of disclosure that, “we have developed a pipeline of over ten early stage IMSR Plant projects,” in light of disclosure elsewhere that “Terrestrial has no present orders for IMSR Plants.”

Response: We acknowledge the Staff’s comment and have revised the description of the business operations and products of Terrestrial Energy on pages 249-253. The references to the Stillwater Facility and Round Top Project were an inadvertent error and are not appliable to Terrestrial Energy in any respect, and accordingly they have been deleted.

45.	Please revise to more fully discuss the (i) early-stage IMSR Plant projects, (ii) partnership with Texas A&M, (iii) portfolio of over 50 collaborative industry relationships, and (iv) initial consortia projects/developments referenced on pages 220 and 233. Discuss material terms and conditions of these projects and relationships, including expected milestones, timing, and obstacles to overcome. Provide analogous disclosure with respect to the strategic relationships with national laboratories, research centers, and organizations; targeted academic engagements; and private sector partnerships referenced on pages 229-30. File any agreements that constitute material contracts pursuant to Item 601(b)(10) of Regulation S-K as exhibits.

Response: We acknowledge the Staff’s comment and have expanded the discussion of our early-stage projects and our Texas A&M relationship at page 251 and of our relationship with national laboratories and other parties on page 265. Many of our collaborative industry relationships, consortia projects/development, relationships with national laboratories, research centers and academic engagements, and other relationships referenced on page 251 are pursuant to memoranda of understanding or similar non-binding agreements. Our contracts for research and development and testing services ordinarily relate to our business of commercializing nuclear reactor technology. We are not substantially dependent on any of these contracts. Accordingly, we do not view such agreements to be material contracts required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

46.	Please expand disclosure regarding your estimated Levelized Cost of Electricity and Levelized Cost of Heat on page 223 to discuss the material assumptions underlying these estimates, and any material factors that may affect such assumptions. Without limitation, disclose the target date(s), installed capacity, deployment cycle and/or other relevant factors necessary to achieve your estimated LCOE of $69/MWh and LCOH of $8.60/MMBtu. Provide analogous disclosure with respect to the lifecycle unit economics on page 226.

Response: We acknowledge the Staff’s comment and have revised the disclosure of LCOE and LCOH on page 255 and Lifecyle unit economics on page 258 to address the material assumptions of these estimates.

47.	Please disclose the function of your advisory board, as highlighted on page 45 of the investor presentation.

Response: Our advisory board members are available to consult with Terrestrial Energy from time to time on regulatory, governmental policy, and industry issues based on their deep expertise and experience. The advisory board does not play a material role in the operations of Terrestrial Energy, has no role in corporate governance or oversight or authority or management, or fiduciary duties to stockholders. Accordingly, we do not believe that including information concerning such advisory board in the Registration Statement is material to an investor’s understanding of Terrestrial Energy’s business.

ISMR [sic] Plant Overview, page 227

48.	Please revise to provide a clear, specific description of the design, testing, and development status of your ISMR [sic] plant and its key components. Include key milestones, expected timing, and obstacles to overcome in order to commercialize your technology. Distinguish your accomplishments from aspirations throughout. Discuss material terms and conditions of agreements with researchers, designers, developers, suppliers, EPC firms, and other relevant parties. In this regard, we note page 111 references a memorandum of understanding with EnergySolutions, and page 32 of the investor presentation references “contracts entered into today” with identified companies in the categories of plant and infrastructure, nuclear fuel, research and development, graphite, and services. File any agreements that constitute material contracts as exhibits.

Response: We acknowledge the Staff’s comments and have expanded the disclosure under the captions “Design, Testing, and Development Status” on page 261, “Regulatory Matters” on page 262 and 263, “Research, Development and Testing” on pages 264 and 265 and “IMSR Technology” on pages 265 and 266. Working with outside vendors and suppliers ordinarily accompanies our business of commercializing nuclear reactor technology. We are not substantially dependent on contracts with such outside vendors and suppliers and the terms and conditions of such individual contracts with such parties are not viewed to be material to investors. We respectfully believe that accordingly they are not required to be filed as material contracts under pursuant to Item 601(b)(10) of Regulation S-K.

49.	Please expand your disclosure to discuss the potential safety, health, and environmental risks related to IMSR plant installation, operation, refueling, core-unit replacement, spent fuel and core-unit storage, and decommissioning, including related uncertainties due to the novel nature of the IMSR technology and operating/control systems. Without limitation, discuss the radioactive products and by-products of the IMSR’s nuclear fission process that are not captured and contained by fuel salt, whether there are overheating risks despite the fuel salt’s thermal properties, and the potential for other accidents. Additionally discuss your potential liabilities, contractual and otherwise, and related insurance or other mitigation measures.

Response: We acknowledge the Staff’s comments and have added a sub-section captioned “Environmental, Health and Safety” on page 264 in response thereto.

50.	We note your graphics on pages 227 and 232. Please include accompanying text to identify what is being depicted and to explain how these relate to your current products and business. Clearly identify any artist representation as such, and indicate whether and how actual products or facilities differ or may differ.

Response: We acknowledge the Staff’s comment and have revised the text accompanying the graphics referenced accordingly. We respectfully note to the Staff that Part A of Figure 3 consists of the nuclear facility rendered from civil structures engineered by Terrestrial Energy and represents a part of IMSR Plant design that CNSC’s VDR reviewed. The graphic on pages 259 and 267 are graphic rendering from engineering material. Part B in the image is a conceptual expression of a customized Thermal and Electric Facility.

Regulatory Experience and Outlook, page 228

51.	Please expand your regulatory section to include a detailed discussion of the regulatory process. Without limitation, please address the following items:

●	Disclose the current status, key milestones, expected timing, and obstacles to overcome in order to obtain NRC approval of your technology.

●	Clearly disclose whether you are seeking the approval of other regulators and, if so, provide analogous disclosure. In this regard, we note references to the Canadian Nuclear Safety Commission (CNSC) herein, as well as to the International Atomic Energy Association and United Kingdom Office for Nuclear Regulation in the investor presentation.

●	Clarify the significance of the CNSC Vendor Design Review and joint CNSCU. S. NRC Memorandum of Cooperation review highlighted in your investor presentation.

●	Disclose whether you have obtained the governmental licenses necessary to transport, possess, and use radioactive materials in your operations and, if not, the status, process, and timing thereof.

●	Address the regulatory requirements for the validation and qualification of IMSR systems and components referenced on page 230.

●	Revise disclosure on page 230 that, “Since 2016, our collaborations have been accredited by the Company for its testing requirements,” to clarify and explain accreditation.

Response: We acknowledge the Staff’s comment and have significantly expanded and revised the disclosure under the “Regulatory Matters” caption on pages 262 and 263 to address the Staff’s comment.

Intellectual Property, page 232

52.	We note from your disclosure that Terrestrial holds 90 patents. Please revise to identify and disclose the duration of your patents. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure under the “Intellectual Property” caption on page 268 to address the Staff’s comment.

53.	We note disclosure on page 231 that MSR technology was developed over decades by the U.S. Department of Energy’s Oak Ridge National Laboratory, with later designs incorporating SALEU (low-enriched uranium) and cartridge-based core architecture, but also on page 232 that your patents “create significant barriers to entry around the IMSR technology.” Please revise to clarify whether MSR technology is proprietary or available for public use; if the former, additionally disclose whether you license this technology. Discuss whether potential competitors are developing and patenting similar MSR-based technology. In this regard, we note the reference to commercial SMRs currently operating in China and Russia.

Response: We acknowledge the Staff’s comment and have revised the disclosure under the “Intellectual Property” caption on page 268 to address the Staff’s comment.

Export Controls, page 234

54.	Please expand to clearly disclose the extent to which your business, current and planned, is subject to import and export controls. Address the regulatory approvals associated with having both U.S. and Canadian subsidiaries and operations. Identify the status of obtaining required approvals, avoiding hypothetical language.

Response: We acknowledge the Staff’s comment and have revised the disclosure under the “Export Controls” caption on pages 270 and 271 to address the Staff’s comment.

Beneficial Ownership of Securities, page 256

55.	We note that the table of beneficial ownership does not include shares underlying the Private Placement Warrants or other convertible securities. Please revise to include or tell us why you believe this is not required. Refer to Item 403 of Regulation S-K. Additionally revise footnote 3 to reflect Mr. Matthews’ actual economic or pecuniary interest in shares held by the Sponsor, consistent with disclosure elsewhere.

Response: We acknowledge the Staff’s comment on the Private Placement Warrants and other convertible securities and respectfully submit that the disclosure in the Registration Statement complies with the requirements of Item 403 of Regulation S-K and Rule 13d-3(d)(1), since (i) the Private Placement Warrants are not exercisable until 30 days after the completion of the Business Combination and (ii) the Convertible Promissory Note, if issued, will be convertible into Private Placement Warrants. We have revised the disclosure on pages 296-298 to address the portion of the Staff’s comment pertaining to Mr. Matthews’ actual economic or pecuniary interest in shares held by the Sponsor.

Certain Relationships and Related Person Transactions, page 259

56.	We note disclosure on page 260 that indicates HCM II incurred $17,500 under the administrative services agreement for the period from April 4, 2024 (inception) through March 31, 2025. Please reconcile with disclosure that HCM II incurred $45,000 for the quarter ended March 31, 2025 (page F-16) and $62,500 for the period ended December 31, 2024 (page F-37).

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 301 to address the Staff’s comment.

57.	Please provide disclosure regarding Terrestrial’s related person transactions. Refer to Item 404 of Regulation S-K. In this regard, we note references to related party transactions within the notes to Terrestrial’s financial statements, including Notes 10 and 11.

Response: In response to the Staff’s comment, Terrestrial Energy has revised its disclosure on pages 302 and 303 to address the Staff’s comment. Terrestrial Energy respectfully advises the Staff that the other transactions referenced, namely the advance from a related party as a part of an additional closing of a private unit offering closed in early 2025 and the fees and expenses paid to companies controlled by officers and directors of the Company for professional services, we do not believe require disclosure under Item 404 of Regulation S-K.

Where You Can Find More Information, page 277

58.	We note your disclosure that “[a]ll information contained in this proxy statement/prospectus relating to HCM II has been supplied by HCM II,” and “all... information relating to Terrestrial has been supplied by Terrestrial” and that “[i]nformation provided by one another does not constitute any representation, estimate or projection of the other.” Because these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that HCM II or Terrestrial disclaim responsibility for any of the disclosures contained in the registration statement.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 319 to address the Staff’s comment.

Notes to Condensed Consolidated Financial Statements

Note 2. Significant Accounting Policies

Forward Purchase Agreement Liability, page F-12

59.	We note that HCMII Acquisition Corp. entered into a Forward Purchase Agreement on March 26, 2025. Please revise to include in more detail a description of the material terms of this agreement and explain what consideration you gave to reflect it in your pro forma information.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page F-12 to address the Staff’s comment.

Exchangeable Shares, page F-64

60.	We note that, as of December 31, 2024, 6,200 Preferred Exchangeable shares and 530,924 Common exchangeable shares were outstanding, which are both shares in the capital of Terrestrial Energy Canada (Exchange) Inc. Please tell us your consideration for reporting these holdings as noncontrolling interests. Also, revise to disclose in more detail the significant terms and features of these exchangeable shares.

Response: We respectfully advise the Staff that the 6,200 Preferred Exchangeable Shares and 530,924 Common Exchangeable Shares referenced in our disclosure are legally issued by Terrestrial Energy Canada (Exchange) Inc., a wholly-owned subsidiary of Terrestrial Energy established for tax structuring purposes to facilitate ownership by Canadian investors in a tax-efficient manner.

While these shares are legally issued by a subsidiary, they are economically equivalent to shares of the parent, Terrestrial Energy. Each exchangeable share is:

●	Exchangeable on a 1-for-1 basis into either preferred or common shares of Terrestrial Energy, at the option of the holder or automatically upon defined triggering events (e.g., a public offering, change of control, or liquidation).

●	Entitled to dividends equal to those declared on the corresponding class of Terrestrial Energy shares.

●	Participates in voting at Terrestrial Energy level via a special voting arrangement, wherein a trustee holds a share in Terrestrial Energy and votes on behalf of the exchangeable shareholders.

Terrestrial Energy is party to a support agreement and voting and exchange agreement that guarantees the obligations of the issuing subsidiary and ensures that the holders of exchangeable shares maintain substantive rights equivalent to direct holders of Terrestrial Energy shares.

We evaluated the appropriate accounting classification under ASC 810-10-45-16 through 45-17 and concluded that these exchangeable shares should not be reported as noncontrolling interests, because Terrestrial Energy retains 100% of the economic interest in the subsidiary and fully controls the terms, issuance, and settlement of the exchangeable shares. The holders of these instruments are not considered to have an equity interest in the subsidiary in substance, but rather an indirect interest in the parent company. Therefore, the shares are appropriately reflected within the parent company’s equity, not as noncontrolling interests.

Additionally, we evaluated the instruments under ASC 480-10 and concluded that the exchangeable shares do not meet the criteria for classification as liabilities or mezzanine equity. Because they are mandatorily or optionally settled in a fixed number of Terrestrial Energy’s equity shares and Terrestrial Energy controls the settlement mechanism, the exchangeable shares meet the criteria for equity classification under ASC 480-10-S99 and ASC 815-40-25.

We have revised the disclosure on page F-81 to address the Staff’s comment. Accordingly, as noted in our revised disclosure, no gain or loss is recognized upon issuance or exchange of the exchangeable shares, and the transaction is treated as an equity issuance by the parent, with any carrying amount movements remaining within equity.

Terrestrial Energy Inc.

Notes to the Consolidated Financial Statements

Note 12. Stockholders’ Deficit

Call Options, page F-64

61.	Pursuant to various call option agreements with certain stockholders, we note that the Company has the right to repurchase up to 137,000 shares of its own outstanding common shares at specified prices. Please revise to clarify whether you expect to keep these rights after the closing of the business combination, and if so, disclose the terms and conditions of those agreements.

Response: We respectfully advise the Staff that Terrestrial Energy (or its predecessor) entered into call option agreements with certain shareholders in prior years that grant Terrestrial Energy (or its designee) the right, but not the obligation, to repurchase up to 137,000 shares of Terrestrial Energy’s outstanding common stock at pre-agreed prices. These call options were established in connection with earlier capital-raising rounds or other shareholder arrangements and are intended to provide Terrestrial Energy with potential liquidity control and long-term alignment tools.

Following the completion of Terrestrial Energy’s redomicile and corporate restructuring on April 5, 2024, including the closing of the business combination described in Note 1 to the consolidated financial statements, Terrestrial Energy reviewed the legal enforceability and economic relevance of these call option agreements. The call options contained provisions that contemplated capital reorganizations and were substituted with new call option agreements on the same economic terms effective on redomicile and corporate restructuring on April 5, 2024. These agreements will be replaced by new call option agreements on the same economic terms post-business combination but will be amended so as to contemplate the new capital structure of Terrestrial Energy.

Under the terms of the call option agreements, Terrestrial Energy may repurchase specified shares at fixed prices ranging from approximately $34.75 (50.00 CAD) to $100.00 (143.86 CAD). The agreements have expiration dates that extend from December 31, 2035 through March 7, 2043, and include standard conditions regarding transferability and exercisability. The rights are discretionary and exercisable at Terrestrial Energy’s option, without requiring counterparty action. There are no service or performance conditions included in these call option agreements.

No repurchases have been made to date under these agreements, and Terrestrial Energy continues to evaluate their potential strategic use. In response to the Staff’s comment, we have revised our disclosure on page F-81 (i) to clarify that the call options will remain outstanding and enforceable after the closing of the business combination to the extent not previously exercised and (ii) to expand the description of the terms and features, including expiration dates and exercise price ranges.

Exhibits

62.	Please file the Exchange and Support Agreement as an exhibit to your registration statement or tell us why you believe this is not required.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we intend to file the Exchange and Support Agreement as an exhibit by subsequent amendment to the Registration Statement.

General

63.	We note disclosure that the representations, warranties, and covenants in the business combination agreement are modified in part by the underlying disclosure letter, and also that Section 9.16 of the agreement provides that the company and purchaser disclosure letters are a part thereof as if fully set forth therein. Please file the disclosure letters as exhibits to your registration statement or provide your detailed legal analysis why these are not material to shareholders.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure letter to the Business Combination has been omitted pursuant to Item 601(b)(2) of Regulation S-K and the Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

64.	Please describe the material roles and responsibilities of the Sponsor, its affiliates, and promoters in directing and managing HCM II. Please refer to Item 1603(a)(4) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 220 to address the Staff’s comment.

65.	Please provide where appropriate, in a tabular format, the material terms of your lockup agreements. Please refer to Item 1603(a)(9) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have added the disclosure on pages 4-7 and 131-133 to address the Staff’s comment.

66.	Please expand the discussion of HCM II’s and Terrestrial’s reasons for engaging in the business combination and whether either entity considered other transactions, such as Terrestrial conducting a traditional IPO, in lieu of a de-SPAC. In addition, discuss the reasons for the timing of the merger for the parties. Refer to Item 1605(b)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 138 and 142 to address the Staff’s comment.

67.	We note disclosure that PIPE investors are permitted to “satisfy their commitments” under the PIPE subscription agreement if they hold New Terrestrial shares that qualify as Non-Redeemed Shares. Please revise to more fully discuss these provisions, including what qualifies as “Non-Redeemed Shares.” Additionally clarify the potential consequences, for instance that the PIPE investment could be reduced if and to the extent PIPE investors hold such shares.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 219 and 245 to address the Staff’s comment.

68.	We note disclosure that properly-tendered Public Shares will be redeemed at least one day prior to the domestication, but also that Public Shares will not be redeemed if the business combination is abandoned and will be returned to the holder. Please revise as appropriate to reconcile. Include disclosure regarding the expected timing of key steps, including the shareholder meeting, domestication, closing, and redemption/return of tendered shares. Clarify the process for requesting HCM II’s consent to withdraw tendered shares following the redemption request deadline, referenced on pages xxii and 83. Add risk factor disclosure regarding related risks if redemption is conditioned upon the business combination closing; for instance, that shareholders will not be able to sell tendered shares until they are returned and the share price may materially decline in the interim period.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xxii and 83 to address the Staff’s comment.

69.	We note references to the ExchangeCo Recapitalization, whereby it appears shareholders of a subsidiary, Terrestrial Energy Canada (Exchange) Inc., will become shareholders of Terrestrial Energy or New Terrestrial Energy, depending on timing. Please revise disclosure to address the following:

●	More fully discuss this recapitalization, including its purpose, status, expected timing, and consequences of both approval or non-approval.

●	Quantify the number of shares of the combined company that are exchangeable for the subsidiary’s shares (under both timing scenarios, if different), and explain how these are treated for purposes of ownership disclosure throughout (e.g., are holders included as “Terrestrial Energy Shareholders”?).

●	Clarify whether New Terrestrial Special Voting Shares will be issued if the recapitalization does not occur prior to or concurrently with the business combination (Cf., the definition on page vi and item xi on page xvii) and, if not, the treatment of outstanding Terrestrial Special Voting Shares.

●	Disclose the percentage of voting power that holders of Special Voting Shares will exercise following the business combination.

●	The description of voting rights on page 246 refers to the Exchange Ratio; revise to quantify the number of votes attached to a single share, identifying any needed assumptions.

●	Page 247 discloses, “At such time as any share of Terrestrial Special Voting Stock has no votes attached to it, such share . . . will be automatically cancelled for no consideration;” revise to clarify when votes would cease to attach and the process by which this would be determined and shares cancelled.

●	Include risk factor disclosure regarding the dilutive effects and/or other risks related to the recapitalization as appropriate.

Response: We acknowledge the Staff’s comments and respectfully provide the following responses:

We have provided additional disclosure concerning the recapitalization on page 112 which includes a description of the purpose of the recapitalization as well as its status, expected timing, and consequences of both approval and non-approval.

With respect to the number of combined company shares exchangeable for ExchangeCo shares, we respectfully direct the Staff to the tabular disclosures provided on pages xvii-xviii, 15-17, 38, and 186 where we have disclosed the pro forma ownership of the combined company. In those disclosures, we have indicated that the calculation of shares of Terrestrial Energy stock outstanding includes 20,610,495 shares to be held by ExchangeCo shareholders. The number of shares of the combined company that are exchangeable for ExchangeCo shares is not expected to differ, whether ExchangeCo shares are exchanged at or prior to the closing or following the closing.

With respect to the treatment of outstanding Terrestrial Special Voting Shares, we respectfully advise the Staff that the New Terrestrial Special Voting Shares will not be issued if the ExchangeCo Recapitalization does not occur prior to or concurrently with the closing of the business combination. Instead, each share of Special Voting Preferred Stock will be cancelled for no consideration. In response to the Staff’s comment, we have revised the disclosure on pages xvii, 25, 111 and 285.

With respect to the voting power of the Terrestrial Special Voting Shares, we have revised the tabular disclosures on pages xvii-xviii, 15-17, 38, and 186.

Similarly, with respect to the description of voting rights, we have revised the description on page 246. We respectfully advise the Staff that we have not added additional quantitative assumptions concerning these voting rights because holders of Exchangeable Shares vote on a one-for-one basis and have the same voting power per share as holders of Terrestrial Energy stock, and they will to continue to vote on a one-for-one basis and have the same voting power per share as holders of New Terrestrial Energy stock at and after the consummation of the Business Combination, pursuant to their voting power exercisable through their ownership of shares New Terrestrial Special Voting Stock following the recapitalization. The application of the Exchange Ratio simply effectuates that continuity of equivalent voting rights because the Exchange Ratio will be applied to shares of Terrestrial Energy stock at the consummation of the Business Combination. We believe further quantifying the effect of the Exchange Ratio may imply that holders of Exchangeable Shares may not, depending on the Exchange Ratio, continue to vote on a one-for-one basis and have the same voting power per share as holders of New Terrestrial Energy stock.

Because the purpose of the Special Voting Stock is to provide per share voting power for the holders of Exchangeable Shares equivalent to the per share voting power of holdings of Terrestrial Energy stock, voting rights would cease to attach to a share of Special Voting Stock at such time as the holder of that Special Voting Stock ceases to be a holder of Exchangeable Shares, whether for Terrestrial Energy stock prior to closing or for New Terrestrial Energy stock following closing. We have revised the disclosure accordingly on page 247.

Because the Exchangeable Shares are already accounted for in Terrestrial Energy’s current and pro forma voting rights and would not change on a relative basis following closing, we respectfully advise the Staff that we do not believe additional risk factors regarding the dilutive effects of the recapitalization are necessary and, in fact could cause confusion to investors.

70.	Please reconcile disclosure regarding whether all Founder Shares will be excluded from the pro rata calculation of the redemption price. In this regard, we note varying references to Founder Shares, those held by your Sponsor, and those held by your Sponsor, officers. and directors (Cf., the cover page and pages xxii, 80, and 84). Additionally revise to clarify whether any shares purchased pursuant to Rule 14e-5 (as discussed on pages 85-86) will be excluded from this calculation.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 102, 106, and 108 to address the Staff’s comment. The Company respectfully advises the Staff that the Founder Shares are directly owned exclusively by the Sponsor and HCM II’s independent directors. Any shares purchased by the PIPE Investors in accordance with Rule 14e-5 will not be excluded from the pro rata calculation of the redemption price.

71.	Please revise your disclosure to describe the “non-managing sponsor investors” and their current affiliate status. We note disclosure that these investors indirectly hold interests in Private Placement Warrants and Founder Shares through non-managing interests in the Sponsor. Please further disclose whether these investors acquired units in HCM II’s initial public offering, noting that the Form S-1 for that offering disclosed they intended to purchase up to $226,118,030 of the units. If so, additionally clarify whether these investors are included among “Public Shareholders” for ownership purposes, and highlight their potentially different interests from other public shareholders given their membership interests in the Sponsor and indirect ownership of Private Placement Warrants and Founder Shares. Include risk factor disclosure as appropriate.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page xxxi, 13, 52, 145, 152, 297 and 298 to address the Staff’s comment.

72.	We note that Cantor Fitzgerald & Co. acted as the underwriter for HCM II’s initial public offering and is acting as HCM II’s financial advisor for the business combination and placement agent for the PIPE transaction. We further note disclosure on page F-17 that indicates HCM II’s engagement of the underwriter for its initial public offering “is considered a related party transaction.” Please include appropriate disclosure in the related person transactions section, including the basis on which Cantor and HCM II are related persons. Refer to Item 404 of Regulation S-K

Response: We acknowledge the Staff’s comment and have revised the disclosure on page F-17 to address the Staff’s comment.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Kevin E. Manz, Esq. at (212) 556-2133 or Eliot W. Robinson, Esq. at (404) 572-6785.

Sincerely,

By:	/s/ Shawn Matthews
Name:	Shawn Matthews
Title:	Chief Executive Officer, HCM II Acquisition Corp.

cc:

Sincerely,

By:	/s/ Simon Irish
Name:	Simon Irish
Title:	Chief Executive Officer, Terrestrial Energy, Inc.

cc: